September 6, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-20-11

QUATERRA ANNOUNCES ADDITIONAL HIGH-GRADE GOLD INTERCEPT BY
PARTNER GRANDE PORTAGE AT HERBERT GLACIER, ALASKA

3.05 -meters of 79 gpt gold (10 feet of 2.314 oz/ton gold) drilled on Main vein

VANCOUVER, B.C.—Quaterra Resources Inc. today announced that additional high-grade gold samples have been intercepted in a 2011 core drilling program by Grande Portage Resources Ltd., its partner and operator at the Herbert Glacier gold project located near Juneau, Alaska.

A table of the Grande Portage results is provided below.

Main vein

Drill hole 11D-1, drilled from the easternmost platform on the Main vein, intersected a quartz vein showing strong visible gold. The hole, drilled at an azimuth of 233º and an angle of -45º, intersected 3.05 meters (true width 1.74 meters) averaging 2.314 oz/ton gold and 3.1 oz/ton silver beginning at a downhole depth of 136.24 meters. This interval includes a higher-grade zone of 0.71 meters of 6.628 oz/ton gold and 5.61 oz/ton silver.

								Tot.			Average
Hole	From	To	Intrvl.	Au	Ag	Au	Ag	Intv.	Thickness	Average Au	Ag
Name	(m)	(m)	(m)	gpt	gpt	oz/ton	oz/ton	(m)	True (m)	gpt (opt)	gpt (opt)
11D-1	136.24	136.99	0.75	83.10	243.0	2.427	7.10	3.05	1.74	79.25 (2.314)	106.3 (3.1)
11D-1	136.99	137.70	0.71	227.00	192.0	6.628	5.61
11D-1	137.70	138.47	0.77	22.80	7.0	0.666	0.20
11D-1	138.47	139.29	0.82	0.79	0.2	0.023	0.01
11J-1	72.85	73.69	0.84	7.29		0.213
11J-1	73.69	74.16	0.47	1.03		0.030

The Main vein is one of five major gold enriched parallel mesothermal vein structures on the Herbert Glacier property. Drill hole 11D-1 was the first of three holes drilled in 2011 from platform D and is approximately 12 meters from a previous historic high-grade hole drilled by Tenneco in 1988 (7.6 feet averaging 1.79 oz/ton gold).

Grande Portage has just completed seven holes from platform I, located approximately 500 meters west of platform D, near the western end of the Main vein system. Two of the holes, 11I-4 and 11I-5, also contain intercepts with visible gold. These assays are currently pending. The Main vein has been traced by drilling for at least 650 meters, but mapping indicates a strike length of at least 1,000 meters.

“We are very excited about these drill results,” says project manager Carl Hale. “We are finding significant high-grade intersections in parallel veins. The total contained ounces of gold in a district add up very quickly when one can find multiple high-grade intercepts similar to those in drill holes 11E-1, 11E-2, 11D-1, and the visible gold in the two holes from the Platform I.”

Deep Trench vein

The Deep Trench vein is a major vein about 200 meters south of and parallel to the Main vein. Grande Portage is currently drilling from platform G, located 130 meters east of platform E, where earlier holes intersected extremely strong gold mineralization reported on August 2, 2011. Less than 200 meters of the Deep Trench vein’s total length of over 1,000 meters has been drill-tested at this point.

Goat Creek vein

Results from drill hole 11J-1, drilled due south at an angle of -45º on the Goat Creek vein, were very encouraging and may be quite significant because this is the first hole drilled on the structure which geologic interpretations suggest could be over 1,000 meters long. The hole intersected approximately three meters of sheared, hydrothermally altered and mineralized rock containing one section assaying 7.29 gpt gold over 0.84 meters. The vein has no surface exposure anywhere along the projection of the structure which was carved out by the erosion of the Herbert Glacier and subsequently covered with outwash boulders and gravel. It was deemed a prime exploration target due to its alignment with the other known veins and the strength of peripheral mineralization in exposed wallrock. This vein is virtually unexplored and has similar potential for high-grade gold as the Main vein and the Deep Trench veins.

In June 2010, Grande Portage entered into an agreement with Quaterra to earn a 65% interest in Herbert Glacier by exploring the property. Quaterra retains a 35% interest. Going forward, Quaterra and Grande Portage will form a joint venture for the further exploration and development of the property, with each party bearing their proportionate costs.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

Grande Portage has drilled over 3,600 meters in 20 holes so far in 2011 and has immediate plans to drill from three more platforms. Assay results from the holes not mentioned previously were not as significant but did demonstrate mineralization ranging from weak to strong through the intersetions of the target veins.

A trenching and channel sampling project on the Deep Trench vein was recently completed and consists of four hand-dug trenches across the vein in the area of drill platform E. When the assays are received, these samples can be used in conjunction with the underlying drill results, to help determine the character and dimensions of the gold deposit.

All 2011 drill holes are assayed by fire assay, using the metallic screening for coarse gold preparation by ALS Minerals. Common and characteristic elements such As, Ag, Pb, and W are being assayed by ICP methods. All samples are under direct control of Grande Portage Resources Ltd. prior to their delivery to Alaska Air Cargo for shipment to the ALS prep lab in Fairbanks, AK.

As previously announced (see press release dated August 2, 2011), reject samples from hole 11E-2 were re-assayed given their high gold content. The results confirmed equivalent gold values as stated in that press release.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C. C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.